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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 FINAL AMENDMENT

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                                (Name of Issuer)

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                      (Name of Person (s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                              David Rozenson, Esq.
                   BACAP Alternative Multi-Strategy Fund, LLC
                         c/o Bank of America Corporation
                              One Financial Center
                                Boston, MA 02111
                                 (617) 772-3333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                               John M. Loder, Esq.
                                Ropes & Gray LLP
                             One International Place
                              Boston, MA 02110-2624
                                 (617) 951-7000

                                October 25, 2004
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

Transaction Valuation:   $19,000,000 (a) Amount of Filing Fee:    $2,407.30 (b)

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(a)  Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)  Calculated at $126.70 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $2,407.30

     Form of Registration No.: Schedule TO-I, Registration No. 005-79366 Filing
     Party: BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC Date Filed: October 26, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X].

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed October 26, 2004 by BACAP Alternative Multi-Strategy Fund, LLC (the "Fund") in connection with an offer by the Fund to purchase up to $19,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on October 26, 2004.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

     1. The Offer expired at 12:00 midnight, Eastern Time, on November 22, 2004.

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     2. The Valuation Date of the Interests tendered pursuant to the Offer was
December 31, 2004.

     3. $13,898,870 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

     4. Payment of the purchase price for the Interests was paid on February 15, 2005 in cash, to the Members tendering a portion of their Interests. Such Members received 100% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund. Those Members tendering all of their Interests also received payment on February 15, 2005, in cash, equal to 95% of the unaudited net asset value of the Interest tendered, and in the form of a promissory note for the remainder, subject to the other terms and conditions listed in the Offer. The promissory note is payable in cash promptly after the completion of the Fund's audit for the year ending March 31, 2005.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC

                                   By:  /s/ Lawrence R. Morgenthal
                                   Name:  Lawrence R. Morgenthal
                                   Title:  President

February 17, 2005

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